GALIANO GOLD ANNOUNCES 2025 GUIDANCE AND PROVIDES
MINERAL RESERVE AND MINERAL RESOURCE UPDATE

Updated Five-Year Production Outlook Provided

Highlights of the Asanko Gold Mine (100% basis)

  Mineral Reserve Estimate as of December 31, 2024, totaling 2,055,000 ounces ("oz") of gold (47.1 million tonnes at 1.36 grams per tonne gold).

  2025 production guidance of 130,000 oz to 150,000 oz of gold at all-in sustaining costs1 ("AISC") of $1,750 to $1,950 per gold ounce sold.

  New five-year production outlook - gold production is expected to increase by approximately 75% from 2024 production levels over the next 24 months as higher grade mill feed is supplied by Abore and Esaase.

  Significant pit wall pushback at Nkran to access high-grade ore at depth expected to commence by mid-year 2025.

  Exploration focus on both near-mine and greenfields targets, Akoma and Sky Gold B prospects, to test for extensions of mineralization discovered in 2024.

Vancouver, British Columbia, January 28, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) announces 2025 guidance, updated Mineral Reserves and Mineral Resources and a five-year outlook for the Company's Asanko Gold Mine ("AGM") located on the Asankrangwa Gold Belt in the Republic of Ghana, West Africa, of which, the Company owns a 90% interest. All dollar amounts are in US dollars, and all operational data on a 100% basis, unless otherwise noted.

"We are pleased that near mine drilling at the AGM has resulted in 100% replacement of depleted ounces over the past 2-year period," said Matt Badylak, Galiano's President and Chief Executive Officer. "On the back of our mine plan optimizations, we are providing 2025 production and cost guidance and further clarity with a five-year operational outlook."

"The mine plan prioritized larger deposits to increase flexibility and mitigate operational risks associated with operating smaller pits simultaneously. Production growth is expected to be achieved from higher grade mill feed processed from mining Abore and Esaase, without any material capital expenditures. This will commensurately see a reduction in AISC and provide significant cash flows to support our investment in mining Nkran."

"Our strong cash balance of over $100 million, no debt, and anticipated future cash flows, are expected to provide us with the financial strength to invest in operational improvements and deliver approximately 200,000 ounces of gold annually from 2026."

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1 Refer to Non-IFRS Measures

2025 Outlook

The Company is providing 2025 guidance for the AGM based on the optimized mine plan. The AGM is expected to produce between 130,000 oz to 150,000 oz of gold at AISC1 between $1,750/oz to $1,950/oz. AISC1 is anticipated to be elevated in 2025 compared to future years due to lower gold production. Given the current crushing constraints, softer Esaase material will provide supplementary mill feed prior to the secondary crushing circuit being commissioned. Higher grades are expected from deeper elevations at Abore and Esaase in the second half of the year and are expected to result in gold production being weighted to the second half of the year.

Total sustaining capital expenditures are guided to $15 million in 2025. Sustaining capital expenditures in 2025 include the commencement of a tailings facility expansion with $9 million spent (and an additional $9 million to be incurred in 2026) and Esaase site establishment costs of $3 million.

Development capital for 2025 is guided at between $60 million to $65 million, which primarily relates to Nkran Cut 3 waste stripping and site establishment costs, completion of the secondary crushing circuit and village resettlement costs at Abore and Esaase. With the emphasis in the first half of 2025 on completing mill upgrades (secondary crushing circuit, additional carbon-in-leach tanks and oxygen generation plant), the Company has re-sequenced mining activities to focus on Abore and Esaase in the near-term.

For 2025, exploration expenditures at the AGM are estimated at approximately $10 million, which includes approximately 17,000 metres of drilling as well as ground geophysics and regional prospecting and mapping. The 2025 exploration program is focused on increasing Mineral Reserves and Mineral Resources at Abore, as well as targeting discoveries in both near mine and greenfields areas of the AGM tenements. Greenfields activities will include follow-up drilling at the Akoma and Sky Gold B prospects to test for extensions of mineralization discovered in 2024.

Five-Year Outlook for the AGM (100% basis)

	Units	2025	2026	2027	2028	2029
Gold Production	koz	130-150	180-210	190-220	210-240	230-260
AISC[1]	$/oz	1,750-1,950	1,400-1,700	1,300-1,600	1,200-1,500	1,100-1,400
Sustaining Capital^	$M	15	13-18	10-15	18-23	5-10
Development Capital*	$M	60-65	120-130	115-125	70-80	20-30

^ Excludes capitalized stripping costs

*Includes Nkran stripping costs.

Assumptions underlying 5-year outlook:

  Mining ($/t mined): 3.34 (including any capitalized stripping)
  Ore Haulage ($/t hauled): 4.44
  Processing ($/t milled): 11.30
  Site G&A ($/t milled): 5.25
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As a result of mine plan optimizations, deposit sequencing has been configured to the following:

  Abore: mining commenced in October 2023 and currently producing mill feed.

  Esaase: mining to commence in February 2025. Minimal waste stripping is required to access the ore body, mill feed is expected in late Q1 2025.

  Nkran: Cut 3 waste stripping campaign expected to commence by mid-2025.

Multiple pit designs and mining schedules, including an accelerated Nkran pit and a split pit, were considered during the optimization process. Ultimately, the approach selected was developed with the goal of balancing mining across multiple deposits to enable a reliable and consistent ore supply to the mill, reducing operational risk, while also ensuring Nkran's Mineral Reserve ounces were maximized. The resultant mine sequence focuses on delivering mill feed from Abore and Esaase prior to Nkran ore being released in late 2028.

With the exception of 2025, where mill throughput is constrained until the secondary crusher is commissioned, mine production is expected to feed the mill at annual throughput capacity of 5.8 million tonnes per annum, with excess lower-grade ore to be stockpiled for future processing.

AGM MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES (100% basis)

Table 1: Mineral Resource Estimate as of December 31, 2024

	Measured			Indicated			Measured + Indicated			Inferred
	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained	Tonnes	Grade	Au Contained
Deposit	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Nkran				16.3	1.81	950	16.3	1.81	950	6.4	1.31	271
Esaase				30.6	1.25	1,227	30.6	1.25	1,227	8.2	1.26	334
Abore				16.0	1.24	638	16.0	1.24	638	2.1	1.17	78
Adubiaso				2.0	1.46	95	2.0	1.46	95	0.2	0.81	5
Akwasiso				1.4	1.16	52	1.4	1.16	52	0.2	1.28	9
Asuadai				1.6	1.23	64	1.6	1.23	64	0.1	1.29	4
Dynamite				2.2	1.34	95	2.2	1.34	95	1.0	1.24	40
Midras South				4.9	1.09	173	4.9	1.09	173	1.1	1.17	40
Miradani North				7.9	1.39	352	7.9	1.39	352	2.9	1.30	122
Stockpiles	0.9	0.78	22				0.9	0.78	22
Total	0.9	0.78	22	83.0	1.37	3,646	83.9	1.36	3,668	22.2	1.26	903

Mineral Resource Notes:

1. Mr. Eric Chen, P.Geo., Vice President Mineral Resources for Galiano Gold Inc., is the Qualified Person responsible for the Mineral Resource statements of Nkran, Abore, and Adubiaso deposits. Resources are reported within an optimized pit shell assuming a price of USD2,000/oz gold and using various cut-off grades: 0.35 g/t gold in Nkran, 0.40 g/t Au for Abore, and Adubiaso. Metallurgical recovery for Abore assumes constant 0.10 g/t Au in tails. Metallurgical recovery of 94% was assumed for Nkran, Adubiaso, and Midras South deposits.

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2. Mr. Ertan Uludag, P.Geo., Director Mineral Resources for Galiano Gold Inc., is the Qualified Person responsible for the Mineral Resource statement of the Midras South deposit. Resources are reported within an optimized pit shell assuming a price of USD2,000/oz gold and using a cut-off grade of 0.40 g/t Au. Metallurgical recovery of 94% was assumed.

3. Dr. Oy Leuangthong, PEng and Mr. Glen Cole, PGeo of SRK Consulting (Canada) Inc. are Qualified Persons responsible for the Mineral Resource statements of Esaase, Miradani North, Akwasiso, Asuadai and Dynamite Hill. Resources are reported within an optimized pit shell assuming a price of USD1,800/oz gold and using various cut-off grades: 0.50 g/t in Oxides and 0.60 g/t gold in Transition and Fresh for Esaase; and 0.45 g/t gold for all other deposits. Metallurgical recovery of 94% was assumed for Miradani North, Akwasiso, Asuadai and Dynamite Hill. Metallurgical recovery for Esaase vary based on lithology and grade.

4. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Due to rounding, some columns or rows may not compute exactly as shown.

5. All tonnages are reported as in situ dry tonnes.

6. Mineral Resources are inclusive of Mineral Reserves.

7. All quantities are reported on a 100% basis.

8. Mineral Resources for Nkran, Abore, Adubiaso Midras South, and Stockpiles are stated with an effective date of December 31, 2024. Mineral Resources for Esaase, Miradani North, Akwasiso, Asuadai, and Dynamite Hill are stated with an effective date of December 31, 2022.

Table 2: Mineral Reserve Estimate as of December 31, 2024

Deposit	Proven			Probable			Total Proven and Probable
	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Content (koz)
Nkran				10.6	1.67	571	10.6	1.67	571
Esaase				13.6	1.22	533	13.6	1.22	533
Miradani North				6.8	1.41	310	6.8	1.41	310
Abore				11.2	1.27	458	11.2	1.27	458
Dynamite Hill				1.1	1.31	45	1.1	1.31	45
Adubiaso				1.5	1.39	67	1.5	1.39	67
Midras South				1.4	1.12	49	1.4	1.12	49
Stockpiles	0.9	0.78	22				0.9	0.78	22
Total	0.9	0.78	22	46.2	1.37	2,033	47.1	1.36	2,055

Mineral Reserve Notes:

1. The Nkran, Abore, Adubiaso, Midras South and Stockpiles Mineral Reserves are stated as of December 31, 2024 and the Esaase, Miradani North and Dynamite Hill Mineral Reserves are stated with an effective date of December 31, 2022.

2. Mineral Reserves are reported assuming a gold price of US$1,700/oz for Nkran, Abore, Adubiaso, Midras South and Stockpiles, and US$1,500/oz for Esaase, Miradani North and Dynamite Hill.

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3. Mineral Reserves are reported at the point of delivery to the process plant or to stockpile.  All tonnages are reported as diluted dry metric tonnes.  Mineral Reserves are reported using the 2014 CIM Definition Standards.

4. Mineral Reserves are defined within seven different pit designs guided by pit shells derived from the optimization software, HxGN MinePlan's Minesight Economic Planner, GEOVIA Whittle™ and Datamine Studio NPVS™.

5. Mining cost inputs are in US$/t mined.  All other unit cost inputs are US$/t ore. Mining costs vary based on the pit, the rock type, and the depth of the pit. The base mining costs for Nkran, Esaase, Miradani North, Abore, Dynamite Hill, Adubiaso and Midras South are $2.63/t, $1.98/t, $1.94/t, $2.03/t, $2.29/t, $2.03/t, and $2.03/t respectively. There are additional expenditures for fixed contractor monthly fees, grade control, community fees, Owner's Mining G&A, and other small costs that vary with each deposit and are in addition to the $/t stated.

6. Processing cost assumptions for Nkran, Abore, Adubiaso, Midras South and Stockpiles is $10.39/t for oxide ore, $11.25/t for transition ore and $11.52/t for fresh ore, and for Esaase, Miradani North and Dynamite Hill processing cost assumptions are $8.81/t for oxide ore, $10.39/t for transition ore and $10.66/t for fresh ore.

7. General and administration cost assumptions vary by pit and timing with a range in unit costs from $5.17/t to $6.69/t ore.

8. Ore transportation cost varies for each pit based on the haul distance. It ranges between $0.61/t for Nkran and $6.15/t for Esaase.

9. Processing recovery is 94.0% for all ore types in all pits except for Abore and Esaase. Processing recovery for Abore is calculated using a fixed tail of 0.10 g/t but capped to a maximum of 94%. Processing recovery varies based on the ore type and head grade in Esaase, where the average recovery for oxide, Upper Sandstone, Cobra and Central Sandstone ore types are 90.1%, 73.8%, 71.3% and 76.4%, respectively.  Processing recovery for existing stockpiles ore is calculated using a fixed tail of 0.10 g/t but capped to a maximum of 85%.

10. Mining dilution varies between pits. The average mining dilution is calculated to be 7.4%, 14.4%, 6.0%, 7.8%, 11.6%, 13.6% and 8.3%, for Nkran, Esaase, Miradani North, Abore, Dynamite Hill, Adubiaso and Midras South, respectively.

11. Mining ore loss varies between pits. The average mining ore loss is calculated to be 3.7%, 2.0%, 2.0%, 6.2%, 2.0%, 3.7% and 11.7%, for Nkran, Esaase, Miradani North, Abore, Dynamite Hill, Adubiaso and Midras South, respectively.

12. The overall strip ratio (the amount of waste tonnes mined for each tonne of ore) for AGM is 7.4 : 1. The strip ratio for Nkran, Esaase, Miradani North, Abore, Dynamite Hill, Adubiaso and Midras South is 13.5, 4.5, 5.6, 5.9, 9.8, 9.3, and 6.9, respectively.

13. Figures are rounded to the appropriate level of precision for the reporting of Mineral Reserves. Due to rounding, some columns or rows may not compute as shown.

14. Mr. Richard Miller, P.Eng., Vice President Technical Services for Galiano Gold Inc., is the Qualified Person responsible for the Nkran, Abore, Adubiaso, Midras South and Stockpiles Mineral Reserves. Dr. Anoush Ebrahimi, P.Eng., Principal Consultant (Mining) SRK (Canada) Inc., is the Qualified Person responsible for Esaase, Miradani North and Dynamite Hill Mineral Reserves.

15. The Qualified Persons are not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimates.

16. Cut-off grades vary based on the deposit and oxidation. All cut-off grades are applied to the fully diluted Au grade. The Mineral Reserves are reported at the following cut-off grades:

  0.35 g/t for all Nkran ore
  0.40 g/t for all ore types from Adubiaso and Midras South
  0.50 g/t for all ore types from Abore, Miradani North, and Dynamite Hill
  0.55 g/t for Esaase oxide ore, and 0.70 g/t for the remaining Esaase ore types

Upcoming Events

Galiano will host a conference call to discuss the five-year outlook for the Asanko Gold Mine on January 29, 2025:

Conference Call Details		Replay (available until February 5, 2025)
Date:	January 29, 2025	Local:	(+1) 289-819-1450
Time:	10:30 AM ET (7:30 AM PT)	Toll Free:	1-888-660-6345
Dial In:	(+1) 437-900-0527	Access Code:	73306 #
Toll Free:	1-888-510-2154

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The call will be webcast https://app.webinar.net/5YvW6AZgz3M and can be accessed at Galiano's website: www.galianogold.com

Qualified Person and QA/QC

Mr. Eric Chen, P.Geo., Vice President Mineral Resources of Galiano, is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the Mineral Resource statement.

Mr. Richard Miller, P.Eng., Vice President Technical Services with Galiano, is a Qualified Person as defined by Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has approved the Mineral Reserve statement and, except for the Mineral Resource statement, all other scientific and technical information contained in this news release.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446
Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

1 Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

  All-in Sustaining Costs per Gold Ounce

AISC for the AGM include total cash costs, AGM general and administrative expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "preliminary", "prospective", "intend", "believe", "predict", "potential", "target", "pursue", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to: statements with respect to the five-year production and operational outlook for the AGM; production and cost guidance; the Company's expectations regarding production, AISC, sustaining capital and development capital; estimated exploration expenditures for 2025 and the 2025 exploration program; the operating plans for the AGM and timing thereof; mine plan optimizations; operational improvements; pit wall pushback at Nkran and the timing thereof; sequencing of mining activities and the timing thereof; the merits of the AGM; commitment to health and safety; future exploration and exploration programs and the timing thereof; information regarding the plans and expectations of the Company; and related matters. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the Company proceeding with operating plans as currently anticipated; the Company proceeding with further exploration and exploration programs as currently anticipated; development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; LOM estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore and the Company may experience lack of access to its mineral properties and other issues due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

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